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Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 9, 2000

Dear Sir/Madam,

We have read the first four paragraphs of Item 4 included in the Form 8-K dated June 12, 2000 of Clarus Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.


Very truly yours,

ARTHUR ANDERSEN LLP


Cc:  Mr. Mark D. Gagne, Chief Financial Officer
     Clarus Corporation